SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 To

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AbitibiBowater Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
003687209
(CUSIP Number)
Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- With a copy to -

Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
January 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.	003687209	Page	2	of	67	Pages

(1)	NAME OF REPORTING PERSON V. Prem Watsa

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	17,008,276

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

17,008,276

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,008,276

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

13D

CUSIP No.	003687209	Page	3	of	67	Pages

(1)	NAME OF REPORTING PERSON 1109519 ONTARIO LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	17,008,276

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

17,008,276

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,008,276

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	4	of	67	Pages

(1)	NAME OF REPORTING PERSON THE SIXTY TWO INVESTMENT COMPANY LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	17,008,276

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

17,008,276

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,008,276

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	5	of	67	Pages

(1)	NAME OF REPORTING PERSON 810679 ONTARIO LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	17,008,276

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

17,008,276

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,008,276

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	6	of	67	Pages

(1)	NAME OF REPORTING PERSON FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	17,008,276

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

17,008,276

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,008,276

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	7	of	67	Pages

(1)	NAME OF REPORTING PERSON TIG INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

California

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	1,659,407

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

1,659,407

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,407

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	8	of	67	Pages

(1)	NAME OF REPORTING PERSON FAIRMONT SPECIALTY INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

California

7	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	99,661

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

99,661

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,661

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	9	of	67	Pages

(1)	NAME OF REPORTING PERSON GENERAL FIDELITY INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

South Carolina

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	90,121

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

90,121

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,121

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	10	of	67	Pages

(1)	NAME OF REPORTING PERSON THE NORTH RIVER INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	1,615,588

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

1,615,588

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,615,588

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	11	of	67	Pages

(1)	NAME OF REPORTING PERSON SENECA INSURANCE COMPANY, INC.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	350,000

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

350,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	12	of	67	Pages

(1)	NAME OF REPORTING PERSON ODYSSEY AMERICA REINSURANCE CORPORATION

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,111,796

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

5,111,796

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,111,796

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	13	of	67	Pages

(1)	NAME OF REPORTING PERSON CLEARWATER INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	325,000

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

325,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	14	of	67	Pages

(1)	NAME OF REPORTING PERSON UNITED STATES FIRE INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	252,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

252,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

252,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	15	of	67	Pages

(1)	NAME OF REPORTING PERSON MARKEL INSURANCE COMPANY OF CANADA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	665,682

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

665,682

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

665,682

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	16	of	67	Pages

(1)	NAME OF REPORTING PERSON COMMONWEALTH INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	295,304

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

295,304

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

295,304

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	17	of	67	Pages

(1)	NAME OF REPORTING PERSON FEDERATED INSURANCE COMPANY OF CANADA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	104,622

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

104,622

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,622

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	18	of	67	Pages

(1)	NAME OF REPORTING PERSON LOMBARD GENERAL INSURANCE COMPANY OF CANADA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	824,357

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

824,357

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

824,357

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	19	of	67	Pages

(1)	NAME OF REPORTING PERSON LOMBARD INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	284,373

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

284,373

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,373

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687209	Page	20	of	67	Pages

(1)	NAME OF REPORTING PERSON ZENITH INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

California

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	750,410

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

750,410

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,410

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on April 11, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey America Reinsurance Corporation, United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company and Zenith Insurance Company, as amended by Amendment No. 1 to the Schedule 13D filed on October 17, 2008, Amendment No. 2 to the Schedule 13D filed on March 23, 2009 and Amendment No. 3 to the Schedule 13D filed on December 27, 2010.
     Amendment No. 1 to the Schedule 13D related to the election by AbitibiBowater Inc., a Delaware corporation (“AbitibiBowater”), pursuant to the terms of the Notes (as defined in Item 3 herein), to pay interest on the Notes on the October 15, 2008 interest payment date entirely by increasing the principal amount of the Notes in lieu of paying cash interest on the Notes.
     Amendment No. 2 to the Schedule 13D was filed to report that Fairfax Financial Holdings Limited had entered into a Support Agreement and a Firm Commitment Agreement related to a recapitalization proposal of AbitibiBowater with respect to its Abitibi-Consolidated Inc. subsidiary.
     Amendment No. 3 to the Schedule 13D was filed as a result of the issuance of new shares (the “Shares”) of common stock, $0.001 par value, of AbitibiBowater to the Reporting Persons (as defined in Item 2 herein) in connection with the emergence from bankruptcy and reorganization of AbitibiBowater and certain of its affiliates (the “Reorganization”). Pursuant to the Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated as of November 23, 2010, among AbitibiBowater and certain of its affiliates and the debtors named therein (the “Plan”), the Reporting Persons received an aggregate of 11,687,314 Shares in partial consideration of their claims arising from their ownership of debt securities of AbitibiBowater and its affiliates.
     This Amendment No. 4 to the Schedule 13D is being filed to amend Items 2, 3, 4, 5 and 6 of the Schedule 13D.
     The following amendments to Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby made:
Item 2. Identity and Background.
          Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2. 1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
3. The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;
4. 810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
5. Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
6. TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;
7. Fairmont Specialty Insurance Company (“Fairmont”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of TIG. The principal business of Fairmont is property/casualty stock insurance. The principal business address and principal office address of Fairmont is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;
8. General Fidelity Insurance Company (“General Fidelity”), a corporation incorporated under the laws of South Carolina, is a wholly-owned subsidiary of TIG. The principal business of General Fidelity is property/casualty stock insurance. The principal business address and principal office address of General Fidelity is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;
9. The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business address and principal office address of North River is 305 Madison Avenue, Morristown, New Jersey 07962;
10. Seneca Insurance Company, Inc. (“Seneca”), a corporation incorporated under the laws of New York, is a wholly-owned subsidiary of North River. The principal business of Seneca is insurance. The principal business address and principal office address of Seneca is 160 Water Street, New York, NY 10038;

11. Odyssey America Reinsurance Corporation (“OARC”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Fairfax. The principal business of OARC is reinsurance. The principal business address and principal office address of OARC is 300 First Stamford Place, Stamford, Connecticut 06902;
12. Clearwater Insurance Company (“Clearwater”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Clearwater is reinsurance. The principal business address and principal office address of Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902;
13. United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;
14. Markel Insurance Company of Canada (“Markel”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Markel is property/casualty insurance. The principal business address and principal office address of Markel is 55 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2H7;
15. Commonwealth Insurance Company (“Commonwealth”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Commonwealth is property/casualty insurance. The principal business address and principal office address of Commonwealth is 595 Burrard Street, Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC, Canada, V7X 1G4;
16. Federated Insurance Company of Canada (“Federated”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Federated is property/casualty insurance. The principal business address and principal office address of Federated is 717 Portage Ave., Winnipeg, Manitoba, Canada, R3C 3C9;
17. Lombard General Insurance Company of Canada (“LGICC”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of LGICC is property/casualty insurance. The principal business address and principal office address of LGICC is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;
18. Lombard Insurance Company (“Lombard”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of LGICC. The principal business of Lombard is property/casualty insurance. The principal business address and principal office address of Lombard is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9; and
19. Zenith Insurance Company (“Zenith”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of Zenith is property/casualty insurance. The principal business and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California 91367-5021;
     Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax,

TIG, Fairmont, General Fidelity, North River, Seneca, OARC, Clearwater, US Fire, Markel, Commonwealth, Federated, LGICC, Lombard or Zenith that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
     The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q or R, as the case may be, and such Annexes are incorporated herein by reference.
     Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
     During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the persons listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q or R have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “Certain of the Shares owned by the Reporting Persons were acquired in partial consideration of the Reporting Persons’ claims arising from their ownership of debt securities (the “Debt Securities”) of AbitibiBowater and its affiliates (including AbitibiBowater notes (the “Notes”) that were convertible into shares of AbitibiBowater’s old common stock, par value $1.00 per share), which Debt Securities have been canceled pursuant to the Plan. See Item 6 herein. In addition, certain of the Reporting Persons have purchased additional Shares for an aggregate purchase price of approximately $120,312,748. The source of funds for such Shares was cash on hand from existing investment portfolios. See Item 5 herein.”
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The Shares were acquired for investment purposes.
          The Reporting Persons have the following plans and proposals:
          (a) The Reporting Persons intend to purchase additional Shares from time to time, subject to market conditions and the factors listed below. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in AbitibiBowater, including the price and availability of the securities of AbitibiBowater, subsequent developments affecting AbitibiBowater’s business, other investment and business opportunities available to the Reporting Persons and general market and economic conditions. Based upon these and other factors, the Reporting Persons may purchase additional securities of AbitibiBowater or may decide in the future to sell all or part of their investment in AbitibiBowater. See Item 6 herein;
          (b) The Reporting Persons have no plans or proposals to cause AbitibiBowater to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of AbitibiBowater or any of its subsidiaries;
          (c) The Reporting Persons have no plans or proposals to cause AbitibiBowater or any of its subsidiaries to sell or transfer a material amount of assets;
          (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of AbitibiBowater, whether through a change in the number or term of directors or otherwise;
          (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of AbitibiBowater;
          (f) The Reporting Persons have no plans or proposals to cause AbitibiBowater to make any other material change in its business or corporate structure;
          (g) The Reporting Persons have no plans or proposals to cause AbitibiBowater to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of AbitibiBowater by any person;
          (h) The Reporting Persons have no plans or proposals to cause any class of securities of AbitibiBowater to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;
          (i) The Reporting Persons have no plans or proposals to cause any class of equity securities of AbitibiBowater to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and
          (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.”
Item 5. Interest in the Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
          "(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

          The percentage of the Shares beneficially owned by each of the Reporting Persons was calculated based on 97,134,954 Shares issued and outstanding. See Item 6 herein.
          (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
          (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q or R beneficially owns, or during the last 60 days has acquired or disposed of, any Shares, except that certain of the Reporting Persons purchased, in privately negotiated transactions, an aggregate of 5,320,959 Shares (all of which are included in the number of Shares reported as beneficially owned by the Reporting Persons) for an aggregate purchase price of approximately $120,312,748 as follows: on December 22, 2010, OARC completed purchases of 25,000 Shares at $20.75 per Share, 6,000 Shares at $20.50 per Share, 250,000 Shares at $22.25 per Share and 50,000 Shares at $21.75 per Share, TIG completed purchases of 400,000 Shares at $21.95 per Share and 25,900 Shares at $21.70 per Share, and Markel completed purchases of 100,000 Shares at $21.91 per Share and 50,000 Shares at $21.60 per Share; on December 23, 2010, OARC completed the purchase of 515,000 Shares at $22.00 per Share and Markel completed the purchase of 125,000 Shares at $22.00 per Share; and on January 12, 2010, the following persons agreed to purchase an aggregate of 3,774,059 Shares at a purchase price of $22.87 per Share (such purchases are expected to be completed on or about January 18, 2011) as follows: Clearwater (325,000 Shares), Fairfax (440,000 Shares), Fairmont (99,661 Shares), General Fidelity (90,121 Shares), Lombard (200,000 Shares), Markel (200,000 Shares), OARC (1,444,373 Shares), Seneca (350,000 Shares), TIG (200,000 Shares) and Zenith (424,904 Shares); and, pursuant to the Plan, on December 30, 2010, Paul Rivett, Vice President and Chief Legal Officer of Fairfax and a member of the board of directors of AbitibiBowater, acquired 1,558 Shares in partial consideration for claims arising from his ownership of certain debt securities of an affiliate of AbitibBowater, which debt securities were canceled pursuant to the Plan.
          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons, and in respect of 50,624 Shares, certain pension plans of certain subsidiaries of Fairfax.
          (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
          Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

          “In connection with AbitibiBowater and its affiliates’ Chapter 11 proceedings, the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) held a series of hearings to consider confirmation of the Plan. On November 23, 2010, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Plan.
          On December 9, 2010, the Plan became effective and AbitibiBowater and its debtor affiliates emerged from Chapter 11 protection. Upon the effectiveness of the Plan, the Debt Securities were canceled. Subsequently, the Reporting Persons received an aggregate of 11,687,314 Shares in partial consideration of their claims arising from their ownership of the Debt Securities.
          Following the Reorganization, 73,752,881 Shares were distributed to certain creditors named in the Plan on a pro rata basis within certain creditor classes based on Allowed Claims (as defined in the Plan). In addition, 23,382,073 Shares were issued and are being held in reserve for the benefit of holders of disputed claims, including a claim (the “Contribution Claim”) asserted by certain holders of the 7.95% notes due November 15, 2011 issued by Bowater Canada Finance Corporation. To the extent that the Contribution Claim or other disputed claims are allowed, obligations arising therefrom will be satisfied by a distribution of Shares currently held in escrow (the “Escrow Shares”) to former holders of such disputed claims, respectively. Escrow Shares sufficient to satisfy the entire Contribution Claim are currently held in escrow pending the outcome of such claims. If the Contribution Claim is disallowed, the Escrow Shares will be distributed on a pro rata basis to certain of the debtors’ creditors, including the Reporting Persons.
          A copy of the Confirmation Order, of which the Plan forms a part, is included as Exhibit 2.2 to AbitibiBowater’s current report on Form 8-K, filed with the Securities Exchange Commission on November 30, 2010, and is incorporated by reference into this Item 6.”
Item 7. Material to be filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:
Ex. 4.1 Joint filing agreement dated as of January 14, 2011 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, Fairmont Specialty Insurance Company, General Fidelity Insurance Company, The North River Insurance Company, Seneca Insurance Company, Inc., Odyssey America Reinsurance Corporation, Clearwater Insurance Company, United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company and Zenith Insurance Company.

SIGNATURES
          After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.
          IN WITNESS WHEREOF, the undersigned have executed this instrument as of the 14th day of January, 2011.

V. PREM WATSA
/s/ V. Prem Watsa

1109519 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

THE SIXTY TWO INVESTMENT COMPANY LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

810679 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	Chairman and Chief Executive Officer

TIG INSURANCE COMPANY
By:	/s/ John. J. Bator
	Name:	John J. Bator
	Title:	Chief Financial Officer and Senior Vice President

FAIRMONT SPECIALTY INSURANCE COMPANY
By:	/s/ John. J. Bator
	Name:	John J. Bator
	Title:	Chief Financial Officer and Senior Vice President

GENERAL FIDELITY INSURANCE COMPANY
By:	/s/ John. J. Bator
	Name:	John J. Bator
	Title:	Chief Financial Officer and Senior Vice President

CLEARWATER INSURANCE COMPANY
By:	/s/ Kirk M. Reische
	Name:	Kirk M. Reische
	Title:	Vice President

THE NORTH RIVER INSURANCE COMPANY
By:	/s/ Paul Bassaline
	Name:	Paul Bassaline
	Title:	Vice President Finance and Assistant Controller

SENECA INSURANCE COMPANY, INC.
By:	/s/ Dennis J. Hammer
	Name:	Dennis J. Hammer
	Title:	Vice President

UNITED STATES FIRE INSURANCE COMPANY
By:	/s/ Paul Bassaline
	Name:	Paul Bassaline
	Title:	Vice President Finance and Assistant Controller

ODYSSEY AMERICA REINSURANCE CORPORATION
By:	/s/ Kirk M. Reische
	Name:	Kirk M. Reische
	Title:	Vice President

MARKEL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

COMMONWEALTH INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

FEDERATED INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD GENERAL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

ZENITH INSURANCE COMPANY
By:	/s/ Michael Jansen
	Name:	Michael Jansen
	Title:	Executive Vice President and General Counsel

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of TIG Insurance Company

F	Directors and Executive Officers of The North River Insurance Company

G	Directors and Executive Officers of Odyssey America Reinsurance Corporation

H	Directors and Executive Officers of United States Fire Insurance Company

I	Directors and Executive Officers of Markel Insurance Company of Canada

J	Directors and Executive Officers of Commonwealth Insurance Company

K	Directors and Executive Officers of Federated Insurance Company of Canada

L	Directors and Executive Officers of Lombard General Insurance Company of Canada

M	Directors and Executive Officers of Lombard Insurance Company

N	Directors and Executive Officers of Zenith Insurance Company

O	Directors and Executive Officers of Fairmont Specialty Insurance Company

P	Directors and Executive Officers of General Fidelity Insurance Company

Annex	Description

Q	Directors and Executive Officers of Seneca Insurance Company, Inc.

R	Directors and Executive Officers of Clearwater Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(Chairman and Chief Executive Officer)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Anthony Griffiths	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Robert Gunn	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Brandon W. Sweitzer	Senior Advisor to the President of the	United States
(Director)	Chamber of Commerce of The United States
1615 H Street, NW
Washington, DC 20062

Alan D. Horn	Chairman, Rogers Communications Inc. and	Canadian
(Director)	President and Chief Executive Officer,
Rogers Telecommunications Limited
Toronto, Ontario, Canada

Timothy R. Price	Chairman of Brookfield Funds	Canadian
(Director)	Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street
Toronto, ON M5J 2T3

John Varnell	Vice President and Chief Financial Officer,	Canadian
(Vice President and Chief Financial Officer)	Fairfax Financial Holdings Limited

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President, Corporate Affairs)	Fairfax Financial Holdings Limited

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Paul Rivett	Vice President, Chief Legal Officer,	Canadian
(Vice President, Chief Legal Officer)	Fairfax Financial Holdings Limited

Bradley P. Martin	Vice President, Chief Operating Officer and Corporate Secretary,	Canadian
(Vice President, Chief Operating	Fairfax Financial Holdings Limited
Officer and Corporate Secretary)

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President and Secretary, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nina L. Caroselli (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey America Reinsurance Corporation	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President and Chief Operating Officer, Odyssey Re Holdings Corp.	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
MARKEL INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Markel Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Silvy Wright (President and Director)	President, Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Lori McDougall (Chief Financial Officer and Director)	Chief Financial Officer, Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Nora Hillyer (Senior Vice President, Underwriting)	Senior Vice President, Underwriting Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Timothy Courtney (Vice President, Corporate Underwriting)	Vice President, Corporate Underwriting Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Will Mandau (Vice President, Claims)	Vice President, Claims Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Elaine Lajeunesse (Vice President, Actuarial Services)	Vice President, Actuarial Services Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
COMMONWEALTH INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Commonwealth Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Timothy R. Ius (President, Chief Executive Officer and Director)	President and Chief Executive Officer Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Stewart J. Woo (Chief Financial Officer and Director)	Chief Financial Officer, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

B. Timothy Davies (Chief Underwriting Officer)	Chief Underwriting Officer, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Bruce M. Gregg (Chief Risk Officer)	Chief Risk Officer, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Edward P. Hunter (Senior Vice President, Underwriting, U.S. Division)	Senior Vice President, Underwriting, U.S. Division, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Patricia A. Gibson (Senior Vice President, Administration)	Senior Vice President, Administration, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

ANNEX K
DIRECTORS AND EXECUTIVE OFFICERS OF
FEDERATED INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Federated Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

John Paisley (President, Chief Executive Officer and Director)	President and Chief Executive Officer, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Garrick Hurlin (Chief Financial Officer, Vice President, Finance, Corporate Secretary and Director)	Chief Financial Officer, Vice President, Finance and Corporate Secretary, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Sylvain Baril (Senior Vice President, Business Operations (Underwriting))	Senior Vice President, Business Operations (Underwriting), Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

George Halkiotis (Vice President, Claims)	Vice President, Claims, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Mark Greenway (Vice President, Business Operations (Sales))	Vice President, Business Operations (Sales), Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Douglas Overwater (Vice President, Corporate Relations)	Vice President, Corporate Relations Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

ANNEX L
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD GENERAL INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Lombard General Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair and Chief Executive Officer)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Jane Gardiner-Robinson (Executive Vice President and Director)	Executive Vice President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Stephen F. McManus (Senior Vice President, Chief Financial Officer and Treasurer)	Senior Vice President, Chief Financial Officer and Treasurer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

William J. Dunlop (Senior Vice President, General Counsel & Human Resources and Secretary)	Senior Vice President, General Counsel & Human Resources and Secretary, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jean Roy (Senior Vice President, Actuarial)	Senior Vice President, Actuarial, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Glenn Penny (Senior Vice President, Customer Services Operations)	Senior Vice President, Customer Services Operations, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Katharine M. Allan (Senior Vice President, Personal Lines Retail & Chief Underwriting Officer)	Senior Vice President, Personal Lines Retail & Chief Underwriting Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark L. LeBlanc (Senior Vice President, Central Region)	Senior Vice President, Central Region, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Richard Lapierre (Vice President, Quebec Region)	Vice President, Quebec Region, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX M
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Lombard Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair and Chief Executive Officer)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Jane Gardiner-Robinson (Executive Vice President and Director)	Executive Vice President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Stephen F. McManus (Senior Vice President, Chief Financial Officer and Treasurer)	Senior Vice President, Chief Financial Officer and Treasurer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

William J. Dunlop (Senior Vice President, General Counsel & Human Resources and Secretary)	Senior Vice President, General Counsel & Human Resources and Secretary, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jean Roy (Senior Vice President, Actuarial)	Senior Vice President, Actuarial, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Glenn Penny (Senior Vice President, Customer Services Operations)	Senior Vice President, Customer Services Operations, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Katharine M. Allan (Senior Vice President, Personal Lines Retail & Chief Underwriting Officer)	Senior Vice President, Personal Lines Retail & Chief Underwriting Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark L. LeBlanc (Senior Vice President, Central Region)	Senior Vice President, Central Region, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Richard Lapierre (Vice President, Quebec Region)	Vice President, Quebec Region, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX N
DIRECTORS AND EXECUTIVE OFFICERS OF
ZENITH INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Stanley R. Zax (Chief Executive Officer and Chairman of the Board of Directors)	Chief Executive Officer and Chairman of the Board of Directors, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Janet D. Frank (President and Chief Operating Officer and Director)	President and Chief Operating Officer, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Jack D. Miller (Vice Chairman and Director)	Vice Chairman, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Michael E. Jansen (Executive Vice President and General Counsel and Director)	Executive Vice President and General Counsel, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Kari L. Van Gundy (Executive Vice President, Chief Financial Officer and Treasurer and Director)	Executive Vice President, Chief Financial Officer & Treasurer, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert E. Meyer (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Davidson M. Pattiz (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Hyman J. Lee Jr. (Senior Vice President and Assistant General Counsel and Secretary)	Senior Vice President and Assistant General Counsel and Secretary, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

ANNEX O
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRMONT SPECIALTY INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Fairmont Specialty Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President and Secretary, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Nina L. Caroselli (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX P
DIRECTORS AND EXECUTIVE OFFICERS OF
GENERAL FIDELITY INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of General Fidelity Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Nina L. Caroselli (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX Q
DIRECTORS AND EXECUTIVE OFFICERS OF
SENECA INSURANCE COMPANY, INC.
     The following table sets forth certain information with respect to the directors and executive officers of Seneca Insurance Company, Inc..

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
Douglas M. Libby	President and Chief Executive Officer,	United States
(Chairman and Director)	Crum & Forster Holdings Corp. and various
other insurance subsidiaries,
305 Madison Avenue
Morristown, NJ 07962

Marc J. Adee	President,	United States
(President and Chief Executive	Fairmont Specialty, a division of Crum &
Officer)	Forster,
10350 Richmond Avenue, Suites 250/300
Houston, TX 77042

Marc T. A. Wolin	Senior Vice President, Treasurer, Chief	United States
(Senior Vice President,	Financial Officer, COO and Secretary,
Treasurer, Chief Financial	Seneca Insurance Company, Inc.,
Officer, Chief Operating	160 Water Street
Officer, Secretary and	New York, NY 10038
Director)

Mary Jane Robertson	Executive Vice President, Chief	United States
(Director)	Financial Officer and Treasurer,
Crum & Forster Holdings Corp. and
various other insurance subsidiaries,
305 Madison Avenue
Morristown, NJ 07962

Chris I. Stormo	Senior Vice President,	United States
(Senior Vice President and	United States Fire Insurance Company,
Director)	305 Madison Avenue
Morristown, NJ 07962

Dennis J. Hammer	Senior Vice President and Controller,	United States
(Vice President and Director)	United States Fire Insurance Company,
305 Madison Avenue
Morristown, NJ 07962

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Matthew W. Kunish	Senior Vice President,	United States
(Vice President and Director)	United States Fire Insurance Company,
305 Madison Avenue
Morristown, NJ 07962

Stephen A. Eisenmann	Senior Vice President,	United States
(Director)	United States Fire Insurance Company,
305 Madison Avenue
Morristown, NJ 07962

David J. Ghezzi	Senior Vice President,	United States
(Director)	United States Fire Insurance Company,
305 Madison Avenue
Morristown, NJ 07962

Donald R. Fischer	Senior Vice President,	United States
(Director)	United States Fire Insurance Company,
305 Madison Avenue
Morristown, NJ 07962

Paul W. Bassaline	Vice President and Assistant Controller,	United States
(Director)	United States Fire Insurance Company,
305 Madison Avenue
Morristown, NJ 07962

Harvey Childs	Chairman of the Board,	United States
(Director)	Bail USA, Inc.,
157 Main Street
Greenville, PA 16125

Albert B. Lewis	Of Counsel,	United States
(Director)	D’Amato & Lynch,
70 Pine Street
New York, NY 10270

Gabriel M. Krausman	Special Counsel,	United States
(Director)	Leahey & Johnson,
120 Wall Street
New York, NY 10005

ANNEX R
DIRECTORS AND EXECUTIVE OFFICERS OF
CLEARWATER INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard (Chairman of the Board of Directors and Chief Executive Officer)	President, Chief Executive Officer, and Director, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (President)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Robert S. Bennett (Executive Vice President, Chief Actuary and Director)	Executive Vice President and Chief Actuary, Odyssey America Reinsurance Corporation	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President and Chief Operating Officer, Odyssey Re Holdings Corp.	United States

Christopher L. Gallagher (Executive Vice President and Director)	Senior Vice President, Odyssey America Reinsurance Corporation	United States

Exhibit Index

Exhibit No.	Description

Ex. 4.1	Joint filing agreement dated as of January 14, 2011 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, Fairmont Specialty Insurance Company, General Fidelity Insurance Company, The North River Insurance Company, Seneca Insurance Company, Inc., Odyssey America Reinsurance Corporation, Clearwater Insurance Company, United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company and Zenith Insurance Company.